Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

Transcript of C&J Energy Services Employee Video Message

Wednesday, June 25, 2014

PARTICIPANTS

Josh Comstock – Founder, Chairman & Chief Executive Officer, C&J Energy Services, Inc.

Don Gawick – Chief Operating Officer, C&J Energy Services, Inc.

TRANSCRIPT OF VIDEO

JOSH COMSTOCK:

Hello. I am excited to share some important news with you.

As you may have seen, we recently issued a press release announcing the acquisition of Nabors’s Completion & Production businesses - which I will refer to as NCPS - with C&J, in a transaction that will be transformative for our company and represents an outstanding opportunity for all of us.

Combined, the two companies we will be the fifth largest completion and production services provider, operating across the U.S. and into Western Canada, and with the operational and financial scale to grow even further.

Since starting C&J in 1997, my goal has been to build a diversified, large scale, global provider of advanced services to the oil and gas industry – and are working hard to achieve this goal.

We have executed an aggressive growth strategy – both through acquisitions and organic – with consistency of purpose, focused on:

•	strengthening and diversifying our service lines;

•	increasing market share by the expansion of our customer base and geographic reach, both domestically and internationally;

•	technological advancement and the development of innovative, fit-for-purpose solutions that enhance our services, increase completion efficiencies and add value for our customers; and

•	vertical integration to drive efficiencies and cost savings

Our success thus far has been nothing short of outstanding - and I am very proud of what we have achieved.

Many of you have been with us since our early days, believing in C&J’s great future.

You have demonstrated your commitment to our company, and your ability to stay focused on safety, our customers and the business.

These accomplishments are the direct result of your talent, hard work and commitment to our shared success.

Now, we are taking another huge step forward with a strategic combination that will take our company to the next level and enable us to continue to expand on those accomplishments.

You’ve worked hard to make C&J the best company in the industry and you should be very excited about what lies ahead.

Specifically, this transaction accomplishes three important things for the future of our company:

1.	It makes us bigger and better equipped to serve our customers

2.	It allows us to provide more services to those customers and the ability to serve new customers

3.	And finally, it allows us to execute our growth strategy more effectively, both here in the United States and internationally

The combining of C&J with NCPS greatly increases our capacity for our best-in-class hydraulic fracturing, coiled tubing and wireline offerings, and introduces cementing to our suite of completion services, which Don will detail in a moment.

The addition of Nabors’ industry-leading production services will also bring meaningful diversification to our operations, the number one fluids hauling business and the number two well servicing business.

Our combined geographic reach will include a significant presence in all major domestic basins, and our scale and service diversification will give us the ability to quickly seize on international growth opportunities.

Most of you have either received or seen a copy of the press release by now, so let me walk you through the basics:

•	We have reached an agreement with Nabors to merge NCPS into C&J, including its assets and employee base, which are spread across the U.S. and into Western Canada.

•	The new, combined company will retain the “C&J Energy Services” name and brand, with corporate headquarters here in Houston.

•	I will continue as CEO, and the rest of our management team led by me, Randy McMullen and Don Gawick will continue to lead the combined company following the closing of the deal, which we expect to occur by the end of this year.

We will also maintain our vision, mission and culture. Together we will continue:

•	Implementing our unique value-added solutions

•	Delivering our superior customer service

•	Producing high-performance equipment, and

•	Executing with exceptional levels of safety, efficiency and service quality

Importantly, C&J and Nabors will remain closely aligned after we complete this transaction, through a global alliance agreement.

We are proud to have the opportunity to partner with such an established and well-regarded global drilling ally.

I want each of you to be as confident as I am, that this combination represents an outstanding opportunity for you, personally.

The employees of both C&J Energy Services and NCPS are an important part of this transaction.

Our bigger scale and diversified service offerings will give our employees many opportunities for career growth and development.

I’ll turn this next part over to C&J’s COO, Don Gawick.

DON GAWICK:

Good morning. On behalf of myself and the rest of C&J’s management team, I want to say thanks to all of you who have worked so hard to grow this company.

The acquisition of NCPS truly is a momentous and transformational opportunity for C&J.

Together we will be a top-tier, large scale, diversified completion and production services provider operating across the U.S. and into Western Canada with:

•	Close to 1.2 million of hydraulic fracturing horsepower

•	Over 100 wireline trucks

•	38 coiled tubing units

•	70 cementing units

•	The second largest fleet of 616 workover rigs

•	One of the largest fleet of approximately 1,500 fluid management trucks

•	And over 10,000 employees

This transaction will take advantage of the considerable strengths of each company, for example:

•	The NCPS completion services, particularly fracturing, are established in several areas where we are not yet providing those services; and they also bring us a new completion service line in cementing.

•	They have the second largest production services company in North America with operations across the U.S. and in Western Canada.

•	And we are bringing our superior completion track record, specialized engineering and sales support and strong in-house equipment and manufacturing capabilities to positively impact their overall completion offering.

As a combined company we will be able to deploy our assets quickly, here in the United States, and also now into Canada and around the world.

The employees of both C&J and Nabors are critical in this transaction and you will be working for one of the preeminent energy services firms in North America.

With our bigger scale and diversified service offerings comes new opportunities for our employees, including the ability to grow and gain experience with other business lines and in other locations.

As Josh said, we expect the combination with Nabors to be complete by the end of the year.

Although some changes are inevitable as we move to integrate our companies, we are committed to delivering a successful and seamless integration and I am counting on each and every one of you to help us do that.

We will take a “best of both” approach and not look to fix anything that isn’t broken.

I don’t expect this transaction to impact the day-to-day activities of most employees.

I want to ask all of you for your support in ensuring that our operations continue to operate safely and reliably.

It is important that we all stay focused and serve our customers at the same high level to which they have become accustomed.

With that, I’ll turn it back to Josh.

JOSH COMSTOCK:

Thanks, Don.

In closing, I want to be very clear that we are remaining C&J – the combined company will be C&J, and our logo will be on all the equipment.

This truly is a transformative transaction, strengthening our position as a top-tier oil field services provider.

I hope you share my enthusiasm about the opportunity that is before us.

I know many of you will have questions, some of which we may not have answers to at this time.

This is a C&J acquisition.

I encourage you to talk with your supervisor or HR representative to address any questions or concerns you may have.

We truly believe that the joining of our companies will enable our combined organizations to grow, where the sum of both parts combine to make a much greater whole.

We are excited to plan our future course as a larger, stronger global leader.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Nabors Red Lion Limited (“Red Lion”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of Nabors Industries Ltd. (“Nabors”) and a proxy statement of C&J Energy Services (the “Company”). Nabors and the Company also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of the Company. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Nabors and the Company, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors will be available free of charge on Nabors’s internet website at http://www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’s Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at http://www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting the Company’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

The Company, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in the Company’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of the Company as a subsidiary of Red Lion and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the control of Nabors and the Company, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of the Company to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of the Company’s business and operations with Red Lion’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Nabors following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

Nabors and the Company caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Nabors’s and the Company’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning Nabors, the Company, the proposed transaction or other matters attributable to Nabors and the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither Nabors nor the Company undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.